March 31, 2011

Via EDGAR and by Federal Express

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:	Homeland Security Capital Corporation
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
Forms 10-Q No. 1 for the Fiscal Quarters Ended June 30, 2010 Filed March 11, 2011
Form 10-K/A No. 1 for the Fiscal Year Ended June 30, 2009 filed March 11, 2011
Forms 10-Q for the Fiscal Quarters Ended September 30, 2010 and December 31, 2010
File No. 0-23279

Ladies and Gentleman:

With reference to the letters submitted by Homeland Security Capital Corporation (the “Company”) dated March 11, 2011 and March 31, 2011 in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letters dated February 15, 2011 and March 17, 2011, respectively, the Company hereby again acknowledges as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (703) 528-7073 with any comments or questions and please send a copy of any written comments to this response to:

Michael T. Brigante
Chief Financial Officer
Homeland Security Capital Corporation
1005 North Glebe Road, Suite 550
Arlington, VA 22201
Phone: (703) 528-7073
Fax: (703) 528-0956

Very truly yours,

/s/ Michael T. Brigante
Michael T. Brigante

cc:    Securities and Exchange Commission (Terence O’Brien, Accounting Branch Chief)

1005 North Glebe Road • Suite 550 • Arlington, VA 22201 • 703-528-7073 • www.hscapcorp.com